SECURIT[...]SSION

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUL 2 2009 DIVISION OF MARKET REGULATION

09041345

CM

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 – 27287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Harger and Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8048 One Calais Ave, Suite D
(No. and Street)

Baton Rouge (City) Louisiana (State) 70809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive (Address) **Irving** (City) **Texas** (State) **75063** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

7/29/09

OATH OR AFFIRMATION

I, C. Michael Dowden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Harger and Company, Inc.**, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer
Title

Notary Public

Brent M. Stockstill
Notary Public
8048 One Calais Avenue, Suite A
Baton Rouge, LA 70809
LSBA # 19804
Commission expires at death

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARGER AND COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2008

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Harger and Company, Inc.

We have audited the accompanying statement of financial condition of Harger and Company, Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harger and Company, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 20, 2009

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

HARGER AND COMPANY, INC.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 4,259
Certificate of deposit	53,028
Commissions receivable	68,179
Receivable from IRS	7,776
Clearing deposit	35,000
Employee advances	2,791
Marketable securities	16,220
Property and equipment, net of accumulated depreciation of $63,735	127,993
TOTAL ASSETS	$ 315,246

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	44,077
Accrued expenses	13,069
TOTAL LIABILITIES	57,146

Stockholder's Equity

Common stock, 10,000 shares authorized, no par value, 86 shares issued and 46 shares outstanding	26,000
Additional paid-in capital	120,300
Retained earnings	147,046
	293,346
Treasury stock, 40 shares at cost	(35,246)
TOTAL STOCKHOLDER'S EQUITY	258,100
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 315,246

See notes to financial statements.

HARGER AND COMPANY, INC.
Statement of Income
Year Ended December 31, 2008

Revenue	
Variable annuity commissions	$ 782,859
Revenue from the sale of investment company shares	361,285
Investment advisory fees	113,450
Securities commissions	18,002
Other revenue	7,754
TOTAL REVENUE	1,283,350
Expenses	
Compensation and related costs	810,793
Clearing charges	25,114
Communications	38,102
Interest expense	4,263
Occupancy and equipment costs	144,390
Promotional costs	87,803
Losses in error account and bad debts	991
Regulatory fees and expenses	14,088
Management fees to Parent	29,000
Professional fees	54,727
Travel	92,210
Other expenses	42,725
TOTAL EXPENSES	1,344,206
Net loss before other loss and income tax benefit	(60,856)
Other loss	
Unrealized loss on marketable securities	9,849
Net loss before income tax benefit	(70,705)
Income tax benefit	7,776
NET LOSS	$ (62,929)

See notes to financial statements.

HARGER AND COMPANY, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Shares Outstanding	Treasury Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at December 31, 2007	46	40	$ 26,000	$ 120,300	$ 215,975	$ (35,246)	$ 327,029
Distributions to shareholder	-	-	-	-	(6,000)	-	(6,000)
Net loss	-	-	-		(62,929)	-	(62,929)
Balances at December 31, 2008	46	40	$ 26,000	$ 120,300	$ 147,046	$ (35,246)	$ 258,100

See notes to financial statements.

HARGER AND COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (62,929)
Adjustments to reconcile net loss to net cash provided by operating activities	
Unrealized loss on marketable securities	9,849
Depreciation	29,232
Change in assets and liabilities	
Decrease in commissions receivable	100,548
Increase in receivable from IRS	(7,776)
Decrease in clearing deposits	10,000
Increase in employee advances	(894)
Decrease in accounts payable	(34,348)
Decrease in accrued expenses	(17,786)
Decrease in income taxes payable	(5,194)
Net cash provided by operating activities	20,702
Cash flows from investing activities:	
Increase in certificate of deposit	(53,028)
Purchase of marketable securities	(11,222)
Purchase of property and equipment	(14,187)
Net cash used in investing activities	(78,437)
Cash flows from investing activities:	
Distributions to shareholder	(6,000)
Net decrease in cash and cash equivalents	(63,735)
Cash and cash equivalents at beginning of year	67,994
Cash and cash equivalents at end of year	$ 4,259

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 4,263
Income taxes	$ 5,194

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Harger and Company, Inc. (the Company) was organized in January 1981 as a Louisiana corporation. The Company is a wholly-owned subsidiary of R.L. Harger and Associates, Inc. (Parent), a Louisiana corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is registered as an investment advisor with the state of Louisiana. The Company's customers are primarily individuals located throughout the state of Louisiana.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements", which were effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and a three level hierarchy for fair value measurement, and expands the related disclosure requirements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based on an exit price model. The adoption of SFAS No. 157 did not have a significant impact of the Company's financial condition or results of operations.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Cash and cash equivalents, certificate of deposit, commissions receivable, , accounts payable and accrued expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are recorded at fair value accordance with SFAS No. 157.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115". SFAS No. 159 permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", applies to entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits and entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The provisions of SFAS No. 159 were effective for the Company on January 1, 2008. The adoption of SFAS No. 159 did not have a significant impact of the Company's financial condition or results of operations.

Marketable Securities

Marketable securities are held for investment purposes. Marketable securities are recorded at estimated fair value, determined using quoted market prices, where available, or third-party pricing services. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of five to fifteen years.

Treasury Stock

Treasury stock is accounted for using the cost method.

Variable Annuity Commissions

Variable annuity commissions are recorded upon execution of a contract by a customer and upon subsequent renewals.

Revenue from the Sale of Investment Company Shares

Revenue from the sale of investment company shares is recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Investment Advisory Fees

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $35,000 as deposit in accounts with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $61,752 and $5,000, respectively. The Company's net capital ratio was 0.93 to 1.

Note 4 - Marketable Securities/Fair Value of Financial Instruments

Marketable securities consist of equity securities with a fair value totaling $16,220, cost of $14,807, accumulated unrealized gains of $1,413, and unrealized loss for the year ended December 31, 2008 of $9,849.

In accordance with FASB 157, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Marketable Securities	$ 16,220	$ -	$ -	$ 16,220

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 129,796
Boat	38,673
Equipment	23,259
	191,728
Accumulated depreciation	(63,735)
	$ 127,993

Depreciation expense for the year was $29,232 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 6 - Income Taxes

The Company is not included in the income tax return of the Parent and files its income tax return on a separate company basis. The income tax benefit differs from the amount that would result from applying federal statutory rates to loss before income taxes primarily due to permanent non-deductible differences, accelerated depreciation used for income tax purposes, unrealized loss on marketable securities and work opportunity tax credits under the *Katrina Emergency Tax Relief Act of 2005*. The cumulative unrealized gain on marketable securities and the accelerated depreciation used for tax purposes create a deferred tax liability which is not recognized in the accompanying statement of financial condition as this amount is not material

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies*. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at December 31, 2008.

Note 7 - Office Leases

The Company leases office space at three locations on a month-to-month basis for a total of $5,950 per month. Office rent expense for the year was $60,870 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 8 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

Under a Management Agreement (Agreement) effective February 1, 2003, the Parent provides the Company with professional advice. Monthly fees for such services are the lesser of $6,000 or monthly net income before the management fee. The Agreement allows the Parent to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 3). The Agreement states that all monthly fees waived are not to be payable and may not be added to future assessments. The total management fees incurred under this agreement during 2008 totaled $29,000. The Agreement was not consummated on terms equivalent to arms length transactions.

Note 9 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 10 - Retirement Plan

The Company adopted the Harger & Company, Inc. 401(k) Plan (the Plan) effective January 1, 2007. This Plan replaced the Company's simplified employee pension agreement. The Company and eligible employees both may contribute to the Plan. The Plan is on a calendar year. All employees are eligible to participate after reaching the age of 21 and completing one year of service. The Company shall make a an Enhanced Matching Contribution on behalf of each participant in an amount equal to 100% of the eligible participant's salary deferrals that do not exceed 4% of compensation for the Plan year. Employee salary deferral contributions, Enhanced Matching Contributions and qualified non-elective contributions (QNEC) and earnings on these contributions are 100% vested. The Company may or may not choose to make matching contributions, discretionary profit sharing contributions and QNEC for a particular year in an amount it will determine each year. Company matching and profit sharing contributions are subject to the following vesting schedule:

Years of Service	Vested Percentage
Less than 3	0%
3 or more	100%

The Company did not contribute any Enhanced Matching, QNEC, matching or profit sharing amounts for 2008

Note 11 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has $53,120 or approximately 17%, of its total assets in cash equivalents, commission receivable, clearing deposit and marketable securities held by or due from its clearing broker/dealer.

Schedule I

HARGER AND COMPANY, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2008

Total stockholder's equity qualified for net capital	$ 258,100
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	55,289
Receivable from IRS	7,776
Employee advances	2,791
Property and equipment	127,993
Total deductions and/or charges	193,849
Net capital before haircuts on securities positions	64,251
Haircuts on securities:	
Certificate of deposit	66
Marketable securities	2,433
Total haircuts on securities	2,499
Net Capital	$ 61,752
Aggregate indebtedness	
Accounts payable	$ 44,077
Accrued expenses	13,069
Total aggregate indebtedness	$ 57,146
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital deficient of minimum requirement	$ 56,752
Ratio of aggregate indebtedness to net capital	0.93 to 1

Schedule II

HARGER AND COMPANY, INC.
Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part IIA of Form X-17a-5 As of December 31, 2008

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2008 (unaudited)	$	36,720
Adjustments made by Registrant prior to filing Amended Form X-17a-5:		
Decrease in accounts payable		109
Audit adjustments:		
Increase in commissions receivable		15,001
Decrease in commissions payable		14,494
Increase in commissions receivable considered non-allowable asset		(4,505)
Increase in haircut on certificate of deposit		(66)
Rounding		(1)
Net capital as computed on Schedule I	$	61,752

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Harger and Company, Inc.

In planning and performing our audit of the financial statements of Harger and Company, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 20, 2009